Filed by Stratus Services Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13(e)-4(c) under the Securities Exchange Act of 1934.
Subject Company: Stratus Services Group, Inc. Commission file No. 001-15789

On March 18, 2004, Stratus Services Group, Inc. issued the following press release:

CONTACT:	STRATUS SERVICES GROUP, INC. Suzette Nanovic Berrios, Esq. (732) 866-0300—Fax (732) 866-6676
FOR IMMEDIATE RELEASE
STRATUS SERVICES GROUP, INC. REPORTS EXTENSION OF EXCHANGE OFFER

        Manalapan, New Jersey, March 18, 2004—Stratus Services Group, Inc., the SMARTSolutions™ Company (OTC Bulletin Board: SERV.OB), announced today that it is extending, until April 6, 2004, the expiration date of its Exchange Offer (as defined below).

        On February 13, 2004, Stratus filed, with the Securities and Exchange Commission ("SEC"), a Form S-4 Registration Statement ("S-4"), whereby Stratus is offering to exchange each outstanding share of its Series E Preferred Stock for, at the election of the holder, common stock and common stock purchase warrants, or Series I Preferred Stock (the "Exchange Offer").

        As set forth in the Form S-4 originally filed with the SEC, the Exchange Offer was to remain open until March 17, 2004, but Stratus has the right to extend the offering period.

        Stratus hereby reports that it has indeed elected to extend the period for which the Exchange Offer will remain open until April 6, 2004.

        Stratus is a national provider of business productivity consulting and staffing services through a network of twenty-seven offices in seven states. Through its SMARTSolutions(TM) technology, Stratus provides a structured program to monitor and reduce the cost of a customer's labor resources. Through its Stratus Technology Services, LLC joint venture, the Company provides a broad range of information technology staffing and project consulting.

        This news release includes forward-looking statements within the meaning of the federal securities laws that are subject to risks and uncertainties. Factors that could cause the Company's actual results and financial condition to differ from the Company's expectations include, but are not limited to, a change in economic conditions that adversely affects the level of demand for the Company's services, competitive market and pricing pressures, the availability of qualified temporary workers, the ability of the Company to manage growth through improved information systems and the training and retention of new staff, and government regulations.

        500 Craig Road, Suite 201, Manalapan, New Jersey 07726
Phone: 732-866-0300    •    Fax: 732-294-1133